FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 17 February 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURE
EXHIBIT INDEX
Exhibit 99.1

Schedule of Information contained in this Report

Announcement of the Preliminary Results of the Reed Elsevier combined businesses for the year ended December 31, 2004, incorporating summary financial information in respect of both Reed Elsevier PLC and Reed Elsevier NV for the same period.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC	REED ELSEVIER PLC

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	17 February 2005	Date:	17 February 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release 17th February 2005